Management Discussion And Analysis Of
Results of Operations And Financial Condition
For The Year Ended August 31, 2006

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the year ended August 31, 2006. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the Corporation’s audited financial statements for the year ended August 31, 2006, (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

February 14, 2007

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp., (the “Corporation”), is a development stage company focused on the development and promotion of a pari-mutuel, virtual horseracing game, the sale of video advertising time between the virtual horse races, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc., a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants and options in the aggregate amount of $22,045,688 since inception. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool system, Racing Unified Network advertising, and the SafeSpending™ Anonymous Internet Payment system.

Over the past year, the Corporation continued its marketing efforts in North America and abroad. In this regard, Corporation representatives attended the Symposium on Racing and Gaming at the University of Tucson in December 2005, the annual Harness Tracks of America meeting in February 2006 in Las Vegas, and the Association of Racing Commissioners International Inc. annual meeting in New Mexico in March 2006. The Corporation has been concentrating on widening its sphere of influential contacts including race track owners, racing commissioners, lobbyists and strategic business partners. The Corporation introduced a concept it calls the “Regional HUB”. This idea is to select a significant race track in a particular geographic area and invite them to work with the Corporation in recruiting other tracks in their territory and present a unified lobby to the appropriate legislative process for approving the product.

Towards the end of the fiscal period the Corporation began to focus its attention on the Internet and European market because there are no legal barriers to the operation of the Horsepower® World Pool game in these markets. There are over 8,500 licensed betting shops in the United Kingdom where it is legal to operate the game as the Corporation envisions it. The amount of the total Handle (amount bet) for Great Britain and Ireland in 2004 as published by the International Federation of Horseracing Authorities was 18,120,259,542 Euros. This indicates the size of the market that the Corporation is now targeting for the introduction of the Horsepower® World Pool game.

The management made a decision to improve the appearance of the product by adopting more realistically detailed and fluid graphics that are currently available in the market. This decision was precipitated in order to make the product more attractive, particularly for the target market described above. Currently the Corporation is holding discussions with a graphic development company in London that is the most likely candidate for providing this feature.

Currently the Corporation is watching the new developments in the United States resulting from the Internet Gambling Prohibition and Enforcement Act passed in November of 2006. The headlines have concentrated on the point that this Act makes off shore internet gambling illegal for U.S. residents, but at the same time, what hasn’t been stressed is that the Act permits Intrastate gambling where the wager is initiated and received or otherwise made exclusively within a single state, and nothing in the Act prohibits the Interstate transmission of information relating to a state-specific lottery between a state or foreign country where such betting or wagering is permitted under Federal, State, tribal or local law and it does not prevent use of an out-of-state data centre for the purposes of assisting in the operation of such state-specific lottery. We think there may be opportunities for the Horsepower® game to participate in the evolution of gaming in the U.S. as states develop their own policies within this Act.

On the same date as this report, the Corporation published a press release announcing that it has acquired an exclusive license on patents for the first ever lottery to be based on actual live horse racing. To be launched as Horsepower® World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patents cover live and virtual horse, dog and auto races across North America.

In addition, the Corporation announced it will be directing a portion of the takeout on the Horsepower® World Pool Lottery games to recognized North American Horsemen’s Associations for direct purse enhancements for horsemen, and announced the appointment of experienced Thoroughbred breeder and owner, Todd Stinson, as Sungold’s Racing Industry Consultant.

As previously reported, the Horsepower® World Pool application has been designed to interface with pari-mutuel tote systems which are generally found at each Race Track and Off Track Betting (OTB) locations, and, as a result, the Horsepower® World Pool system began testing with an actual tote system. Phase 1 was to confirm that the systems can communicate with each other and that was accomplished. Phase 2, which was to create an application protocol interface “API” which automates any manual aspect of the communication, has been suspended for the time being to monitor which wager processing partner or partners the Corporation will unite with for the actual application in the current target and Lottery application markets.

The Corporation’s subsidiary, Racing Unified Network (R.U.N.) Inc. developed and began to implement a plan for marketing print media for a consortium of publications with a combined circulation thought to be large enough to appeal to national advertisers. Consequently, press releases in June and July announced a total of seven contracts with publishers. This project provides the opportunity to generate commission income from advertising sales, and secondly, the opportunity to develop relationships with the same advertisers the Corporation wants to recruit for video advertising during the 45 second intervals between Horsepower® World Pool races.

More recently the Corporation announced on December 21, 2006 that Racing Unified Network (R.U.N.) Inc. signed a Letter of Intent with SportsPageTV, a Nevada-based company that offers up-to-the-minute sports scores and odds using secure Internet technology. The letter of intent assigns Racing Unified Network the exclusive right to place the Scoreboard Sports Ticker system into any facilities in Canada, such as sports bars, restaurants, hotels and all racetracks and casinos in North America, and a non-exclusive right in any other unsigned locations worldwide. RUN also has the right to sell the advertising time to all new facilities.

Through the Internet, the Scoreboard-Sports Ticker system can be sent to television monitors in all these locations. While showing the important score updates, the system will offer local, regional and national advertising along with branding opportunities.

The Corporation’s subsidiary, SafeSpending Inc., is in the business of developing a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit card numbers and personal information on the Internet. The detailed development of this project is being deferred until after completing necessary financing arrangements.

Administrative changes made during the year included designating the Toronto address as the official Head Office of the Corporation, and adding John McDermott, through his company, McDerMedia Inc., to the Investor Relations team. Subsequent to the year end, Nicholas DeSante assumed the position of President of SafeSpending Inc., replacing Troy Griffin, who resigned.

The Corporation is currently exploring the capital market to source sufficient financing for completing its projects. From now until the Horsepower® product launch the Corporation has budgeted a requirement of $750,000 for the associated costs, including marketing. There are not yet any such funding commitments in place but the Corporation has several Financing Consultants currently working on obtaining additional financing.

SELECTED ANNUAL INFORMATION

Year Ended August 31, 2006, Compared to August 31, 2005, and August 31, 2004

Prepared in Canadian dollars, in accordance with Canadian Generally Accepted Accounting Principles:

	2006	2005	2004
	$	$	$
Total Revenue	-	-	-
Loss before discontinued operations	1,571,934	1,360,651	1,211,718

	2006 $	2005 $	2004 $
Loss per share	0.0127	0.0122	0.0131
Impairment write down of pre-development cost of abandoned projects	-	628,246	-
Total Loss	1,571,934	1,988,897	1,211,718
Loss per share	0.0127	0.0178	0.0131
Weighted average number of shares	123,834,644	111,579,338	92,239,057
Total assets	772,557	928,938	1,592,034
Long term liabilities	6,518	14,519	-

RESULTS OF OPERATIONS

Net Loss and Expenses

The Corporation is still in the development stage, and consequently, had no revenue from operations during the years ended August 31, 2006, 2005 and 2004. Therefore, the net loss is the same as the expenses. The Corporation had a net loss of $1,571,934 for the year ended August 31, 2006 or $0.0127 per share. Of the total loss, $64,130 was a non-cash expense resulting from options granted, and $191,681 in consulting fees was paid in shares compared to 2005 which reported a $138,535 non-cash expense resulting from options granted, and $178,357 in consulting fees paid in shares. A comparison of the operating loss before discontinued operations over the three years shows a 12% increase in 2005 over 2004, and a 15.5% increase in 2006 over 2005.

Increases in expenses for 2006 over the prior year occurred principally in the accounts of Investor Relations , which totaled $186,063 in 2006 versus $133,306 in 2005, and Management fees and salaries which totaled $394,306 in 2006 as more people were compensated in the form of salary as opposed to consulting fees, compared to $46,688 in 2005, when management was compensated as consulting fees for the most part, as opposed to salary.

Of the remaining expenses for fiscal 2006, the larger costs of Advertising and promotion, and Travel and conference combined totaling $126,234 were $5,179 less than the prior year of $131,413. Interest and bank charges were higher than the prior year, and Financing fees were $9,433 in 2006 versus $NIL in 2005. All other expense categories for 2006 were less than 2005.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended August 31, 2006.

	08/31/06 Q4 ($)	05/31/06 Q3 ($)	02/28/06 Q2 ($)	11/30/05 Q1 ($)	08/31/05 Q4 ($)	05/31/05 Q3 ($)	02/28/05 Q2 ($)	11/30/04 Q1 ($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	343,339	344,029	547,475	272,961	395,788	304,178	281,246	240,904
Stock based compensation	34,130	30,000	-	-	138,535	-	-	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	-	-	-	-	-	628,246	-

	08/31/06 Q4 ($)	05/31/06 Q3 ($)	02/28/06 Q2 ($)	11/30/05 Q1 ($)	08/31/05 Q4 ($)	05/31/05 Q3 ($)	02/28/05 Q2 ($)	11/30/04 Q1 ($)
Loss – Canadian GAAP	377,469	374,029	547,475	272,961	534,323	304,178	909,492	240,904
Deferred development costs	22,041	16,234	6,542	573	22,010	1,250	(626,506)	2,990
Foreign exchange adjustment – US GAAP	(619)	355	(793)	(8)	14,982	(7,396)	23,599	24
Loss – US GAAP	398,891	390,618	553,224	273,526	571,315	298,032	306,585	243,918
Loss per share – Canadian GAAP	0.0030	0.0030	0.0044	0.0023	0.0049	0.0026	0.0083	0.0023
Loss per share – US GAAP	0.0032	0.0031	0.0045	0.0023	0.0051	0.0027	0.0028	0.0023
Weighted average number of shares	123,834,644	125,619,901	123,837,620	120,844,975	111,579,338	109,446,041	108,914,944	105,229,494
Total Assets	772,557	821,403	879,001	866,034	928,938	1,048,763	1,026,480	1,661,926
Total long-term financial liabilities	6,518	8,351	10,493	12,163	14,519	19,977	-	-
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

At the year ended August 31, 2006, the Corporation had a net working capital deficiency of $637,586 and a Cash deficit of $2,919, as compared to a working capital deficiency of $187,667 and Cash of $10,876 on August 31, 2005.

During the year August 31, 2006, the Corporation issued 6,767,735 private placement shares for an aggregate of $967,040 to provide working capital and to pay for services, at an average share price of $0.143, compared to 16,243,060 private placement shares in 2005 for $1,119,082, resulting in an average share price of $0.07.

In the interval from September 1, 2006, to this report date, February 14, 2007, the Corporation has raised cash of $217,199 from the issue, on a private placement basis, of 3,244,806 shares, at an average price of $0.067 per share.

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from its products exceed the operating expenses. The Corporation will require further financing to continue its business operations.

The Corporation has a planned operating budget of $1,200,000 for the fiscal year ending August 31, 2007. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2007, and will be required to raise additional funds through debt or equity financing. As a result, the Corporation is currently in discussions with private lenders and financing consultants to recruit a combination of term loan financing and equity investment capital for its current and future working capital and project development requirements, but as yet there is no written financing arrangement in place, and there is no assurance that the Corporation will complete the required additional financing. Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time. The Corporation’s principal capital expenditures consist of the following.

  The Horsepower® pari-mutuel based virtual horse racing system, source codes, patent and trademarks. The Corporation estimates that future expenditures up to and including actual installation and operation of the product should not exceed $275,000 in the current year’s budget.

  Certain computer hardware and software for scaleable operation of multi-user wagering systems. These costs, estimated at $100,000, are included in the above installation and operating budget for the current fiscal year.

  The rights, title and all intellectual property rights to the SafeSpending™ Anonymous Internet Payment System. The Corporation is intending to allocate a budget of $100,000 to this project towards the end of the 2007 fiscal year if the Corporation generates sufficient revenues or completes financing arrangements to support it.

OFF BALANCE SHEET ARRANGEMENTS

As of February 14, 2007, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the Year Ended August 31, 2006, compared to August 31, 2005.

a)	Consulting fees expensed in the income statement

Related Party	Year to Date Totals August 31, 2006	Year to Date Totals August 31, 2005
Directors	8,900	19,094
Officers	118,182	238,728
Total	127,082	257,822

b)	Salaries expensed in the income statement

Related Party	Year to Date Totals August 31, 2006	Year to Date Totals August 31, 2005
Directors	-	-
Officers	290,268	24,257
Total	290,268	24,257

b)	Share capital compensation calculated at fair market value:

Related Party	Year to Date Totals August 31, 2006	Year to Date Totals August 31, 2005
Directors	-	11,649
Officers	191,681	166,708
Total	191,681	178,357

Combined Totals	579,030	460,436

c)	In addition to the above totals for the year ended August 31, 2006, the Corporation paid $18,840 to an officer for office space rent.

d)

In addition to the above totals for the year ended August 31, 2005, the Corporation paid $180,301 as progress payments under a software development agreement with a consulting company for its Horsepower® program. At the 2005 year end, the payable balance outstanding was $22,232, for a total cost of $202,533, which was charged to Software - Horsepower® in 2005. The owner of the consulting company, Jeff Grant, was also the Chief Technical Officer of the subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

e)	The total included in the expenses and outstanding as payable at the year end to Directors, Officers and Management amounted to $193,464.

Until the end of May 2005, the Corporation had no full time employees and relied on professional consultants under contract. Subsequent to the third quarter of 2005 the Corporation made employment contracts, in June 2005 for the position of President and CEO of its subsidiary, Horsepower Broadcasting Network (HBN) International Ltd., in July 2005 for the combined position of Vice President Corporate Development of Sungold International Holdings Corp., and President and CEO of the subsidiary SafeSpending Inc., and in February of 2006 for the position of Sungold International Holdings Corp. Chief Executive Officer.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of sundry receivables, prepaid expenses, bank indebtedness, accounts payable and accrued liabilities, loans payable and leases payable. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 129,080,409 common shares issued and outstanding as of February 14, 2007, and commitments to issue 685,715 common shares for cash received, and 575,190 common shares for services provided, subsequent to August 31, 2006.

SUBSEQUENT EVENTS

Subsequent to the year end the Corporation signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the office space currently occupied in Toronto. At the same time, the Corporation signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011.

Minimum annual lease payments for the next six years are as follows:
                   2007 -- $ 80,241
                   2008 -- $102,431
                   2009 -- $107,666
                   2010 -- $112,901
                   2011 -- $118,136
                   2012 -- $ 39,960

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Corporation evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109- Certification of Disclosure in Issuers’ Annual and Interim Filings for the fiscal year ended August 31, 2006. The Chief Executive Officer and Chief Financial Officer performed this evaluation with the assistance of other Corporation employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® pari-mutuel wagering based virtual horse racing game legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations, other than advertising commissions, until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has a five-year exclusive license agreement with. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation will be able to implement its business strategies and successfully develop any of the planned development projects or complete its projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to federal, provincial and local regulations. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $750,000 to meet its current operating budget for the fiscal year ending August 31, 2007. The Corporation has not yet secured this required financing. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results, which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

The Corporation’s Common Shares are Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common shares.

The Corporation’s Consolidated Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2005, the Corporation had an accumulated deficit of $20,618,381 which increased to $22,190,315 as at August 31, 2006. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, debt financing and through private placements. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 2 to the Corporation’s audited financial statements for the year ending August 31, 2006.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the Canadian securities regulatory authorities, and the U.S. Securities and Exchange Commission and other regulatory authorities.